UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

UTi Worldwide Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G87210103

(CUSIP Number)

Jason Carri

P2 Capital Partners, LLC

590 Madison Avenue

25th Floor

New York, NY 10022

(212) 508-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications

February 26, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G87210103 13D

1	Name of Reporting Person P2 Capital Partners, LLC I.R.S. Identification No. of Above Person (Entities Only). 20-2436330

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,273,214

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,273,214

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,273,214

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.8%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. G87210103 13D

1	Name of Reporting Person. P2 Capital Master Fund I, L.P. I.R.S. Identification No. of Above Person (Entities Only). 98-0515452

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,338,626

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,338,626

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,338,626

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.3%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. G87210103 13D

1	Name of Reporting Person P2 Capital Master Fund V, L.P. I.R.S. Identification NO. of Above Person (Entities Only). 27-1641384

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,579,500

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,579,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,579,500

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.5%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. G87210103 13D

1	Name of Reporting Person. P2 Capital Master Fund VI, L.P. I.R.S. Identification No. of Above Person (Entities Only). 27-2915390

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,225,903

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,225,903

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,225,903

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.1%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. G87210103 13D

1	Name of Reporting Person. P2 Capital Master Fund VIII, LLC I.R.S. Identification No. of Above Person (Entities Only). 46-1113608

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,129,185

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,129,185

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,129,185

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.9%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. G87210103 13D

1	Name of Reporting Person. Claus Moller I.R.S. Identification No. of Above Person (Entities Only).

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 11,273,214

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 11,273,214

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,273,214

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 10.8%

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed October 18, 2012 (as amended by Amendment No. 1 thereto, filed December 11, 2012, Amendment No. 2 thereto, filed April 5, 2013, and Amendment No. 3 thereto, filed April 22, 2013), by and on behalf of P2 Capital Master Fund I, L.P., a Cayman Islands exempted limited partnership (“Master Fund I”), P2 Capital Master Fund V, L.P., a Delaware limited partnership (“Master Fund V”), P2 Capital Master Fund VI, L.P., a Delaware limited partnership (“Master Fund VI”), P2 Capital Master Fund VIII, LLC, a Delaware limited liability company (“Master Fund VIII”, together with Master Fund I, Master Fund V and Master Fund VI, the “Funds”), P2 Capital Partners, LLC, a Delaware limited liability company (the “Manager”) and Claus Moller, a citizen of Denmark (all the preceding persons are the “Reporting Persons”).  Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment.  Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and replaced by the following:

The source of funds for the purchase of Shares reported on herein was cash on hand and the general working capital of the respective purchasers, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  Securities positions which may be held in the margin accounts, including the Shares, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

As of March 3, 2014, Master Fund I had invested $18,807,976 (excluding brokerage commissions) in the Shares of the Issuer, Master Fund V had invested $24,212,442 (excluding brokerage commissions) in the Shares of the Issuer, Master Fund VI had invested $31,480,642 (excluding brokerage commissions) in the Shares of the Issuer and Master Fund VIII had invested $84,726,224 (excluding brokerage commissions) in the Shares of the Issuer.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and replaced by the following:

The Reporting Persons acquired their beneficial ownership of the Shares in order to obtain a significant equity position in the Issuer.  Consistent with their investment purpose, the Reporting Persons have had or may in the future have discussions with management, members of the board of directors of the Issuer (the “Board”) and other shareholders and may make suggestions and give advice to the Issuer regarding measures and changes that would maximize shareholder value.  Such discussions and advice may concern the Issuer’s operations, capital structure, strategic and extraordinary transactions, management and governance and other matters that the Reporting Persons deem relevant to their investment in the Issuer.

The Manager entered into a Letter Agreement, dated April 22, 2013, with the Issuer (the “Original Letter Agreement”).  The following description of the Original Letter Agreement is qualified in its entirety by reference to the Original Letter Agreement, which is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Pursuant to the terms of the Original Letter Agreement, the Issuer agreed, among other things, (i) to appoint Josh Paulson, an executive with the Manager, to the Board as a class “C” director with a term expiring in June 2015; (ii) to consider the appointment of Mr. Paulson to one or more committees of the Board by no later than the June 2013 meeting of the Board; (iii) that if, during the term of the Original Letter Agreement, Mr. Paulson is unable to serve as a director, resigns as a director or is removed as a director (other than as a result of any transaction or transactions that result in the Manager and its affiliates collectively beneficially owning less than 5% of the then outstanding Common Stock of the Issuer), the Manager will have the ability to recommend the managing member or a partner of the Manager or one of its affiliates to fill the resulting vacancy, subject to certain conditions; and (iv) to enter into a registration rights agreement with the Manager pursuant to which the Issuer agrees that, subject to certain limitations, the Manager shall have the right to require the Issuer (A) to register the resale by the Manager of the Shares beneficially owned by the Manager and its affiliates prior to the date of the Original Letter Agreement under the U.S. Securities Act of 1933 (the “Securities Act”), subject to certain conditions, and (B) to use commercially reasonable efforts to include such Shares in any registration of its Common Stock under the Securities Act (subject to customary exclusions) either for its own account or for the account of any of its shareholders.  On June 6, 2013, the Funds entered into a Registration Rights Agreement with the Issuer (the “Original Registration Rights Agreement”) agreeing to the foregoing terms.

Pursuant to the terms of the Original Letter Agreement, the Manager agreed, among other things, (i) that if, at any time during Mr. Paulson’s term as a director of the Issuer, the Manager or any of its affiliates effects a transaction or transactions that result in the Manager and its affiliates collectively beneficially owning less than 5% of the then outstanding Common Stock of the Issuer, the Manager will cause Mr. Paulson to offer to resign from the Board; (ii) that the Manager and its affiliates will vote all voting securities that they are entitled to vote at the Issuer’s 2013 and 2014 annual meetings of the shareholders in favor of the election of each of the Board’s nominees and against any competing nominees and in accordance with the recommendation of the Board on any shareholder proposal; (iii) that, until the close of the 2014 shareholders meeting, neither the Manager nor its affiliates will (A) except as described above, seek election of, or seek to place, any person (other than a person approved by the Board) on the Board or seek the removal of any Board member, (B) initiate, propose or otherwise solicit shareholders for the approval of any shareholder proposals with respect to the Issuer or (C) disclose a plan or intention inconsistent with the foregoing; and (iv) that the Manager will be responsible for any breach of the foregoing agreements by any of its affiliates.

On February 26, 2014, an affiliate of the Manager, P2 Capital Master Fund X, L.P. (“Master Fund X”), entered into a Share Purchase Agreement (the “Purchase Agreement”) with the Issuer relating to the $175 million private placement (the “Convertible Preference Shares Placement”) of 7.00% convertible preference shares (the “Convertible Preference Shares”).  The closing of the Convertible Preference Shares Placement is conditioned upon the closing of the offering by the Issuer of certain convertible notes and the closing of the offering of convertible notes is conditioned upon the Convertible Preference Shares Placement.

The Convertible Preference Shares will be convertible at the option of Master Fund X into the Issuer’s Common Stock (or a combination of Common Stock and cash in certain circumstances) at any time after September 5, 2014 (or earlier upon liquidation of the Issuer)

based on a conversion price that reflects a 22.5% premium over the volume-weighted average price of the Issuer’s Common Stock on the NASDAQ Global Select Market on the trading day after announcement of the transaction.  Master Fund X, as a holder of such conversion rights, will be subject to specified blockers, which in some cases will entitle Master Fund X to receive the cash equivalent of the blocked shares.  The Issuer may, at its option, cause a mandatory conversion of the Convertible Preference Shares if the closing price of the Issuer’s Common Stock equals or exceeds 135% of the conversion price for a period of 20 consecutive trading days at any time following March 1, 2017.  If certain specified fundamental changes occur prior to such date, Master Fund X, as a holder of Convertible Preference Shares, shall have the right to convert during the 20 calendar days following such fundamental change and be entitled to a fundamental change dividend make-whole amount upon conversion.

Master Fund X, as a holder of Convertible Preference Shares, will be entitled to vote on all matters submitted to holders of the Issuer’s Common Stock on an as-converted basis.  The Manager’s voting agreements are described below.  The holders of the Convertible Preference Shares, including Master Fund X, will also be entitled to vote as a single class on a supermajority basis on certain specified matters affecting the rights of such holders, including the issuance of preferred shares ranking on parity with or senior to the Convertible Preference Shares.

In connection with the Convertible Preference Shares Placement, on February 26, 2014, the Issuer and the Manager entered into an Amended and Restated Letter Agreement, amending and restating the terms of the Original Letter Agreement.  Pursuant to this Amended and Restated Letter Agreement, so long as the Manager and its affiliates beneficially own more than 5% of the Issuer’s Common Stock on an as-converted, fully-diluted basis, the Manager will have the right to nominate one individual to the Board.  In addition, the Manager will be subject to certain voting obligations, including the obligation to provide an irrevocable proxy appointing the Issuer’s Chairman of the Board or certain other designated individual as the Manager’s proxy and attorney in fact to vote the Manager’s and its affiliates’ voting securities as follows: with respect to voting power up to 19.99% of the total voting power of all voting securities, in favor of nominees or proposals supported by the Board, and with respect to voting power in excess of 19.99%, in a manner identical, on a proportionate basis, to the manner in which the other public equity holders vote their voting securities.  At any time the Manager and its affiliates own more than 5% of the Issuer’s total Common Stock outstanding on an as-converted, fully diluted basis, the Manager will be subject to certain standstill obligations, including restrictions on transfer of Common Stock.  The Convertible Preference Shares are not transferable other than to affiliates of the Manager, subject to certain conditions.  Prior to March 1, 2017, the Manager will also have participation rights to purchase equity and equity-linked securities on a pro-rata basis in a public or private offering by the Issuer so long as its meets a minimum ownership threshold, subject to customary conditions and exceptions.

The Funds and Master Fund X (collectively, the “P2 Affiliates”) intend to enter into an Amended and Restated Registration Rights Agreement with the Issuer, concurrently with the Convertible Preference Shares Placement, amending and restating the terms of the Original Registration Rights Agreement.  Pursuant to the Amended and Restated Registration Rights Agreement, the P2 Affiliates are entitled to customary demand and piggyback registration rights in respect of the Issuer’s Common Stock (1) beneficially owned by the P2 Affiliates prior to the date of issuance of the Convertible Preference Shares or (2) acquired by the P2 Affiliates by way of a dividend, stock split, merger, conversion of preferred shares (including the Convertible Preference Shares) or otherwise.

The Reporting Persons may at any time acquire additional Shares of the Issuer or dispose of any or all of their Shares in the open market or otherwise or engage in any hedging or similar transactions with respect to the Shares, depending on their ongoing evaluation of their investment in the Shares, prevailing market conditions, other investment opportunities and/or other investment considerations.

Except as otherwise set forth above in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of Issuer.

Item 5 is hereby amended and replaced by the following:

(a), (b):  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference.  As of the close of business on March 3, 2014, Master Fund I beneficially owned an aggregate of 1,338,626 Shares, representing approximately 1.3% of the outstanding Shares, Master Fund V beneficially owned an aggregate of 1,579,500 Shares, representing approximately 1.5% of the outstanding Shares, Master Fund VI beneficially owned an aggregate of 2,225,903 Shares, representing approximately 2.1% of the outstanding Shares and Master Fund VIII beneficially owned an aggregate of 6,129,185 Shares, representing approximately 5.9% of the outstanding Shares.  As of the close of business on March 3, 2014, each of the Manager and Mr. Moller may be deemed to beneficially own 11,273,214 Shares of Common Stock, in the aggregate, which represented approximately 10.8% of the outstanding Shares.  All percentages set forth in this paragraph are based on 104,761,063 Shares of Common Stock outstanding (as of December 4, 2013), which number of Shares of Common Stock is based upon the Issuer’s Report on Form 10-Q filed on December 10, 2013 for the fiscal quarter ended October 31, 2013.

Each of the Funds is the direct owner of the Shares reported owned by it.  For purposes of disclosing the number of Shares beneficially owned by each of the Reporting Persons, the Manager, as investment manager of the Funds, and Mr. Moller, as managing member of the Manager, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all Shares that are owned beneficially or directly by the Funds.  Each of the Manager and Mr. Moller disclaims beneficial ownership of such Shares for all other purposes.  Each of the Funds disclaims beneficial ownership of the Shares held directly by any of the other Funds.

(c) Except as set forth above or in Schedule I hereto, no Reporting Person has effected any transaction in Shares since the date of the filing of the Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings, and Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and replaced by the following:

On April 22, 2013, the Issuer and the Manager entered into the Original Letter Agreement defined and described in Item 4 above and attached hereto as Exhibit 99.2.

On June 6, 2013, the Issuer and the Funds entered into the Original Registration Rights Agreement defined and described in Item 4 above and attached hereto as Exhibit 99.3.

On February 26, 2014, the Issuer and the Manager entered into an Amended and Restated Letter Agreement described in Item 4 above and attached hereto as Exhibit 99.4.

On February 26, 2014, the Issuer and Master Fund X entered into the Purchase Agreement defined in Item 4 above and attached hereto as Exhibit 99.5.

The P2 Affiliates and the Issuer intend to enter into an Amended and Restated Registration Rights Agreement described in Item 4 above concurrently with the Convertible Preference Shares Placement.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to the Shares.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibits:

Exhibit 99.2:         Letter Agreement between P2 Capital Partners, LLC and UTi Worldwide Inc., dated April 22, 2013.

Exhibit 99.3:         Registration Rights Agreement between P2 Capital Master Fund I, L.P., P2 Capital Master Fund V, L.P., P2 Capital Master Fund VI, L.P., P2 Capital Master Fund VIII, LLC and UTi Worldwide Inc., dated June 6, 2013.

Exhibit 99.4:         Amended and Restated Letter Agreement between P2 Capital Partners, LLC and UTi Worldwide Inc., dated February 26, 2014.

Exhibit 99.5:         Share Purchase Agreement between P2 Capital Master Fund X, L.P. and UTi Worldwide Inc., dated February 26, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2014

P2 CAPITAL MASTER FUND I, L.P.		P2 CAPITAL MASTER FUND V, L.P.

By:	P2 Capital Partners, LLC,	By:	P2 Capital Partners, LLC,
	as Investment Manager		as Investment Manager

By:	/s/Claus Moller	By:	/s/Claus Moller
	Name: Claus Moller		Name: Claus Moller
	Title: Managing Member		Title: Managing Member

P2 CAPITAL MASTER FUND VI, L.P.		P2 CAPITAL MASTER FUND VIII, LLC

By:	P2 Capital Partners, LLC,	By:	P2 Capital Partners, LLC,
	as Investment Manager		as Investment Manager

By:	/s/Claus Moller	By:	/s/Claus Moller
	Name: Claus Moller		Name: Claus Moller
	Title: Managing Member		Title: Managing Member

P2 CAPITAL PARTNERS, LLC		CLAUS MOLLER

By:	/s/Claus Moller		/s/ Claus Moller
Name: Claus Moller
Title: Managing Member

Schedule I

TRANSACTIONS SINCE THE LAST FILING BY THE REPORTING PERSONS

None of the Reporting Persons have effected any transactions with respect to the Shares of the Issuer’s Common Stock since the date of the filing of Amendment No. 3 to this Schedule 13D (including the date of such filing).